January 24, 2008
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Filing Room
100 F Street, NE
Washington, DC 20549

RE:	Longleaf Partners Funds Trust
Registration #811-4923 and #33-10472

Investment Company Act of 1940
Section 24(b) and Rule 24b-2
Dear Sir or Madame:
As required by Section 24(b) of the Investment Company Act of 1940, enclosed please find a letter which has been posted on the Longleaf website and will be sent to existing Longleaf Partners shareholders, as well as a press release that was recently posted to Longleaf’s website.
Please let me know if you need additional information.
Sincerely,
/s/ Andrew R. McCarroll
Andrew R. McCarroll
VP & General Counsel
Southeastern Asset Management, Inc.
Adviser to Longleaf Partners Funds

(LONGLEAF PARTNERS FUNDS LOGO)
TO OUR SHAREHOLDERS:

The three Longleaf Partners Funds posted vastly different results in 2007. While each Fund ended the first half strongly, only Longleaf International sustained the pace with a 15.3% gain for the year, materially above its absolute and relative benchmarks. Small-Cap’s return was better than the Russell 2000’s, but far from the absolute goal of inflation plus 10%. The Partners Fund fell short on both measures. The numbers below show the long-term and recent cumulative results for each Fund.

	Cumulative Returns through December 31, 2007

						4th
	Inception	15 Year	10 Year	5 Year	1 Year	Quarter

Partners Fund (4/8/87 IPO)	1283.6%	580.1%	158.1%	81.2%	(0.4)%	(8.6)%

Inflation plus 10%	1177.6	496.9	229.8	84.5	14.1	2.9

S&P 500*	709.6	346.8	77.6	82.9	5.5	(3.3)

Small-Cap Fund (2/21/89 IPO)	779.7	666.8	208.8	130.0	2.8	(9.1)

Inflation plus 10%	901.0	496.9	229.8	84.5	14.1	2.9

Russell 2000	543.4	323.6	98.2	112.3	(1.6)	(4.6)

International Fund (10/26/98 IPO)	274.2	NA	NA	137.6	15.3	(0.6)

Inflation plus 10%	202.8	NA	NA	84.5	14.1	2.9

EAFE Index*	109.0	NA	NA	165.7	11.2	(1.8)

*	During the inception year, these indices were available at month-end only; therefore, the S&P 500 Index value at 3/31/87 and the EAFE Index value at 10/31/98 were used to calculate performance since inception.

Average annual total returns for each of the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year, or since inception, periods ended December 31, 2007 are as follows: Longleaf Partners Fund, (0.44)%, 12.63%, and 9.95%; S&P 500 Index, 5.49%, 12.82% and 5.91%; Longleaf Partners Small-Cap Fund, 2.80%, 18.12%, and 11.93%; Russell 2000 Index, (1.57)%, 16.25% and 7.08%; Longleaf Partners International Fund, 15.29%, 18.90%, and 15.46% (since inception 10/26/98); EAFE Index, 11.17%, 21.59% and 8.37% (since 10/31/98). Fund returns and those of these unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. The Funds may use currency hedging as an investment strategy. This practice will impact the Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

The fourth quarter volatility gave long-term investors terrific opportunities to pursue. Short-term, prices suffered, particularly in the two domestic funds. While negative performance is frustrating, falling prices are not necessarily worrisome. As patient, long-term investors we know that as long as appraisals remain intact, returns should be delayed, not lost. In fact, the prescription for declining stocks often is to buy more. Most of the fourth quarter losses in the Funds were attributable to companies whose values held steady or even rose. A few businesses did have company-specific challenges in the quarter that negatively impacted our appraisals; however, their stocks fell much more steeply than their values.

Our partners who focus on portfolio returns over the next decade will appreciate the tremendous opportunity that lower prices created during the recent quarter. Across the three Funds we bought six new names and added to eleven existing holdings. These purchases were funded by a combination of cash inflows, sales of three stocks that reached appraisal, and scale-backs of holdings that were overweighted and/or were selling at close to 90% of intrinsic worth. Southeastern’s trading desk was busy.

Due in part to the fourth quarter activity as well as to stable or higher values and lower prices, all three Funds present a compelling opportunity today. The qualitative characteristics of the holdings include some of the most competitively entrenched franchises we have ever owned, as well as some of the most capable management teams. The quantitative measure of price-to-value ratios also implies significant future returns. The Partners and Small-Cap Funds are selling below their long-term P/V averages, and since year-end, at
P/Vs not seen since early 2003. The International Fund is near its long-term P/V average, and well below where it began 2007.

Most of the market’s volatility has been driven by macro concerns across the globe rather than by equities being overvalued. Some wonder how we can be buying companies enthusiastically when so much uncertainty exists.

•	The U.S. housing bubble has burst and the breadth of the repercussions for both consumers and financial institutions is unknown.

•	Tighter credit has left fewer options for corporations and individuals.

•	Instability among the world’s largest oil producers as well as emerging market growth projections have moved oil prices to record highs, and far above prices justified by the marginal cost of production.

•	Growth in China has fueled soaring prices for natural resources and pushed up transportation costs.

•	The upcoming U.S. presidential election could bring significant policy changes including higher taxes even as other countries lower their marginal rates.

How long will these issues remain, and more importantly, are they properly reflected in stock prices? Stability will return at some point, although we have no idea of the timing. The uncertainty of what the next six months will look like has Wall Street in knots. While we may appear stupid in the short run, our long-term time horizon and that of our partners gives us the luxury to act based on how businesses will look several years from now, not based on whether fear will grip markets next quarter.

In the businesses we are buying, we believe short-term fears are more than reflected in the stock prices. We are not losing sleep at night as owners because:

•	We have used conservative appraisals with higher discount rates than current interest rates warrant and prudent assumptions regarding growth given the slowing U.S. economy.

•	We purchased businesses at steep discounts, with large margins of safety of value over price. Even if our conservative appraisals prove too high, our capital is protected.

•	We hold some of the best value builders we have ever owned, and have rarely had the opportunity to partner at such cheap prices with companies that can grow so fast.

•	The stable of corporate management partners across the Funds is of the highest caliber. They understand the importance of capital allocation to future growth and are taking advantage of their financial strength and cheap stocks by aggressively repurchasing their shares. Even if organic growth from these businesses falls below our conservative estimates, these companies should increase their intrinsic worth.

All three Funds have the ability to productively use cash inflows. Your partners at Southeastern have been aggressively adding to their stakes in recent weeks, and we have temporarily re-opened the Partners Fund to enable us to exploit the opportunities while they exist. Although Small-Cap will remain closed to limit its size, we encourage existing shareholders to add to their stakes. Longleaf International shareholders will also benefit from additional cash inflows because of the overseas buy list. Not only do all three Funds currently have qualifying companies available, our on-deck list of additional names that are only slightly away from being buys is as long as it has been in the last five years.

This environment is not dissimilar to that of the fall of 2002, and as most of you remember, the aftermath in 2003 was particularly rewarding. While returns of that magnitude are unpredictable, the concluding paragraph of our shareholder letter in September of 2002 rings true today.

The stock prices of some of our businesses have suffered along with worldwide market declines. The appraisals of the companies we own have held steady or grown. We are, therefore, unhappy about our recent performance, but delighted by the compounding foundation that we have built. We encourage you to follow our lead by adding to your stakes in all three Funds. Mr. Market is giving us an opportunity that will surely end as unpredictably as it began. The question is not whether we are too early, but whether our appraisals are “approximately right.” We are confident that they are.

Happy New Year and best wishes to you and your families for a successful 2008.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

January 18, 2008
NEWS RELEASE      NEWS RELEASE      NEWS RELEASE      NEWS RELEASE
Longleaf Partners Fund managed by Southeastern Asset Management, Inc. will temporarily re-open on January 18, 2008.
Longleaf Partners Fund, a non-diversified mutual fund that invests primarily in undervalued U.S. businesses, will temporarily re-open to new investors on January 18, 2008, after being closed since July 2004. The Fund’s managers have identified investment opportunities totaling approximately $1.5 billion between new investments and existing holdings that are significantly discounted. The Fund will re-close when cash inflows can no longer improve the Fund’s opportunity set.
The Partners Fund’s managers look for strong, competitively entrenched businesses run by capable, vested, and shareholder-oriented management teams, and selling for substantially less than corporate worth. Because the employees and affiliates of Longleaf and Southeastern Asset Management, the Fund’s advisor, are among the largest shareholder groups in the Partners Fund, the managers are focused on producing the highest real, long-term returns with the lowest possible risk. The Fund’s investment approach and long-term track record, which can be found at www.longleafpartners.com, have earned numerous accolades. The managers of Longleaf Partners Fund were named Domestic Fund Managers of the Year for 2006 by Morningstar. To find this and other articles written about the Fund, visit the web site and enter the “Newsroom.”
Commenting on the re-opening, co-portfolio manager, Mason Hawkins, said, “The Partners Fund closed in 2004 when undervalued investments that met Southeastern’s strict criteria were elusive, and cash levels had risen due to portfolio sales and inflows. The Fund has remained closed because domestic investment opportunities have been limited. In this volatile environment accepting new funds will improve the return opportunity for all shareholders without hampering our long-term ability to manage the portfolio. Cash inflows will enable us to buy several newly identified qualifying investments and add to significantly discounted positions. New purchases will improve the Fund’s price-to-value ratio*. The current P/V is approximately 57%, well below the historic average of approximately 68%. Using new inflows to fund purchases is better for shareholders than selling existing holdings that still have meaningful return potential. Every existing portfolio company currently sells for at least a 20% discount to our appraisal of the company’s intrinsic worth, and we expect most investees to grow their values substantially because of their high quality, competitive strength, and share repurchase programs.
Recently we have encouraged existing shareholders to join Southeastern’s employees in aggressively adding to their stakes in Longleaf Partners Fund. New inflows have totaled $730 million since mid November. As the market has declined further, the opportunity set has become even more compelling, and we are pleased to present the chance for new investors who have waited patiently to become our investment partners. The inflows from existing and new shareholders will be opportunistically deployed to further improve the Fund’s foundation for long-term compounding.”
Investors interested in receiving a Prospectus, application, and Third Quarter Report with detailed portfolio information should visit Longleaf’s web site, www.longleafpartners.com, or call (800) 445-9469.
Longleaf Partners Fund Background Facts:
•	The Fund is co-managed by Mason Hawkins and Staley Cates.
•	The Fund had $11.2 billion in assets invested in 24 companies at 12/31/07.
•	The Fund’s top five holdings at 9/30/07 were Dell, Liberty Media — Capital, Level 3 Communications, eBay, and Aon.
•	The Fund’s expense ratio is 0.89%, and there are no loads, 12b-1 fees, or exit fees. The Fund is not intended for accounts that hold shares for less than a 6-month period.
•	The minimum account size is $10,000.
•	The Fund’s inception date was 4/8/87.
•	The Fund has been closed previously: From 9/95-10/98, from 6/99-2/00, and from 6/04-1/08.
•	Southeastern Asset Management, Inc. manages $42.1 billion in assets, was founded in 1975, and is located in

Memphis, TN, with research offices in London and Tokyo.
•	Southeastern manages three Longleaf Partners Funds:
•	Longleaf Partners Fund (temporarily open)
•	Longleaf Partners International Fund (open)
•	Longleaf Partners Small-Cap Fund (closed since August 1, 1997)
For questions regarding this press release, contact Lee Harper at Southeastern Asset Management at lharper@llpf.com or (901)761-2474.
*Price-to-Value Ratio (P/V): the composite weighted average of the price of each stock in the portfolio relative to its appraised value.
This material should be preceded or accompanied by a Prospectus. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.